Exhibit 99.1

TEMBEC INC.
(the “Company”)

BY-LAW NO. 2006-1

GENERAL BY-LAWS OF THE COMPANY

TEMBEC INC. General By-Law

TABLE OF CONTENTS

1.	INTERPRETATION		5
	1.1	Definitions	5
	1.2	Head office	5
	1.3	Fiscal year	6
2.	DIRECTORS		6
	2.1	Number and quorum	6
	2.2	Qualifications	6
	2.3	Powers	6
	2.4	Election and term of office	7
	2.5	Meetings of directors	7
	2.6	Participation by communication facilities	7
	2.7	Notice of meeting of the directors	7
	2.8	Adjournment of meetings	8
	2.9	Chairman of the meetings	8
	2.10	Secretary of the meetings	8
	2.11	Voting	8
	2.12	Resolutions in writing	9
	2.13	Validity of the acts of the directors	9
	2.14	Remuneration	9
	2.15	Vacancies	9
	2.16	Ceasing to hold office; removal	9
	2.17	Delegation of powers	10
	2.18	Executive Committee	10
	2.19	Other committees	10
	2.20	Advisory committees	11
3.	OFFICERS		11
	3.1	Officers of the Company	11
	3.2	Chairman of the Board	12
	3.3	President	12
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TEMBEC INC. General By-Law

	3.4	Executive Vice-President	12
	3.5	Secretary	12
	3.6	Treasurer	13
	3.7	Duties may be delegated	13
4.	DISCLOSURE OF INTEREST		13
	4.1	Disclosure of interest	13
5.	INDEMNIFICATION		14
	5.1	Indemnification	14
6.	INSURANCE		15
	6.1	Insurance	15
7.	SHAREHOLDERS		15
	7.1	Annual meetings	15
	7.2	Special meetings	15
	7.3	Record date	15
	7.4	Place and time of meetings	16
	7.5	Adjournment of meetings	16
	7.6	Notices of meetings	16
	7.7	Persons entitled to be present	17
	7.8	Chairman of the meetings	17
	7.9	Secretary of the meetings	17
	7.10	Scrutineer	17
	7.11	Show of hands and ballots	17
	7.12	Quorum	17
	7.13	Proxies	18
	7.14	Voting	19
	7.15	Participation by communication facilities	19
	7.16	Joint shareholders	19
	7.17	Resolutions in writing	19
8.	AUDITORS		19
	8.1	Auditors	19
9.	CAPITAL STOCK		20
	9.1	Share certificates	20
	9.2	Transfer agents or registrars	20
	9.3	Transfers of shares	20
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TEMBEC INC. General By-Law

9.4	Lost, defaced or destroyed certificates	21
10.	RIGHT OF INSPECTION OF THE BOOKS AND RECORDS	21
10.1	Right of inspection of the books and records	21
11.	EXECUTION OF CONTRACTS AND OTHER DOCUMENTS	21
11.1	Execution of contracts and other documents	21
12.	BANKING ARRANGEMENTS	22
12.1	Banking arrangements	22
13.	NOTICES	22
13.1	Service	22
13.2	Joint shareholders	22
13.3	Persons becoming entitled by operation of law	22
13.4	Deceased shareholders	22
13.5	Signature to notice	23
13.6	Computation of time	23
13.7	Proof of service	23

4
TEMBEC INC. General By-Law

TEMBEC INC.

(the “Company”)

BY-LAW NO. 2006-1

GENERAL BY-LAWS OF THE COMPANY

1.         INTERPRETATION

1.1       Definitions Unless there exists an express provision which contradicts the following definitions or unless the context otherwise requires, the expression:

“Act” designates the Companies Act, L.R.Q. 1977, c. C-38, as amended by An Act to Amend the Companies Act and Other Legislation, L.Q. 1979, c. 31, and by any subsequent amendment, including any act that may replace it;

“articles” designates the articles of the Company, including any amendment to the said articles;

“Board” or “Board of Directors” designates all the directors of the Company;

“by-laws” designates the present by-laws as well as any other by-law actually in force and includes any amendment to the said by-laws;

“directors” designates the Board of Directors and includes a single director;

“officer” designates the Chairman of the Board, the President, the Executive Vice-President(s), the Senior Vice-President(s), the Vice-President(s), the Secretary, the Treasurer, the Assistant-Secretary or the Assistant-Treasurer, or such officers as the Board of Directors may by resolution determine.

            Save as aforesaid, words and expressions defined in the Act have the same meaning when used herein.

            Where the context so requires, words importing the singular number include the plural and vice versa.

1.2       Head office

            The head office of the Company is situated in judicial district of the Province of Quebec as shown in the articles of the Company. The directors may, by resolution, change the address of the head office of the Company, within the judicial district indicated in its articles.

1.3        Fiscal year

             The fiscal year of the Company shall terminate on the last Saturday of September in each year or on such other date as the directors may from time to time by resolution determine.

2.	DIRECTORS

2.1	Number and quorum

             Subject to the provisions of the Act, the Board of Directors shall be entitled from time to time, to fix by resolution the number of directors within the minimum and maximum numbers indicated in the articles of the Company. The directors shall determine the quorum for the meetings of the Board of Directors, but until otherwise determined, simple majority of the directors in office constitutes a quorum, provided that, after the commencement of the meeting, one-third (1/3) of the number of directors shall constitute a quorum for the transaction of business at the meeting. If there is no quorum at a meeting, a majority of the directors present may adjourn the meeting to a fixed time and place, but no other business may be transacted.

2.2        Qualifications

             A director is required to hold shares, other securities of the Company or share units either directly or indirectly. The precise number of shares, other securities or share units required to be held by a director shall be determined by the Board of Directors from time to time. A director is not required to be a resident of Canada or of the Province of Quebec. Any individual may be a director of the Company, with the exception of the following individuals:

a)	those who are less than eighteen (18) years of age;

b)	those who are under tutorship or curatorship or a person that has been declared incapable by a court in Canada or elsewhere; and

c)	those who are undischarged bankrupts.

2.3         Powers

              The Board of Directors administers the affairs of the Company in all things and makes or causes to be made for the Company, in its name, any contract which the Company may lawfully enter into and generally exercises all such other powers and do all such other acts and things as the Company is by its articles or otherwise entitled to exercise and do.

              Subject to applicable law and the delegation of authority to officers of the Company, the Board of Directors is expressly empowered to purchase, lease or otherwise acquire, alienate, sell, exchange or otherwise dispose of shares, stocks, rights, warrants, options, bonds, debentures and other securities, lands, buildings, patents and any and all other property, moveable or immoveable, real or personal, or any right or interest therein, owned by the Company, for such consideration and upon such terms and conditions as the Board of Directors may deem advisable.

2.4       Election and term of office

            Unless the articles of the Company confer upon the holders of a category or a series of shares the exclusive right to elect one (1) or more directors, in which case, the provisions of the articles of the Company prevail, each director shall be elected by a majority of votes cast at the annual meeting of shareholders. A vote by ballot shall not be necessary for the election of the directors of the Company, unless it is required by someone present and entitled to vote at the meeting at which such election takes place. Outgoing directors shall be eligible for re-election if otherwise qualified. An outgoing director shall retain office until the dissolution or adjournment of the meeting at which his or her successor is elected.

            Subject to the following, the directors shall hold office from the date of the meeting at which they are elected or appointed until the close of the following annual meeting of the shareholders at which an election of directors takes place or until his or her office is vacated. So long as a quorum of directors remains in office, any vacancies occurring in the Board of Directors may be filled, for the remainder of the term, by the directors, from among qualified persons.

2.5       Meetings of directors

            The Board of Directors shall, without notice, meet as soon as practicable after the annual meeting of shareholders to elect a Chairman of the Board, the President of the Company and all other officers of the Company, as well as to transact all other business as deemed necessary. Meetings of the Board of Directors may be held at such time and place as the directors may from time to time by resolution decide. Meetings may be held at any time without formal notice being given if all the directors are present, or if a quorum is present and those directors who are absent have signified either before, during or after the meeting of directors, their consent in writing, by any electronic or other communication facilities, to the holding of a meeting in their absence, and any resolution passed, or proceeding had, or action taken at such meeting shall be as valid and effectual as if it had been passed at or taken at a meeting duly called and constituted.

2.6       Participation by communication facilities

            The directors may, if all the directors consent, participate at a meeting of the Board of Directors by means of telephone or other means of communication which would enable all persons participating at the meeting to hear each other. The directors who participate at a meeting by such means are deemed to be present.

2.7       Notice of meeting of the directors

            Meetings of the Board of Directors may be called at any time by the Chairman of the Board or the Secretary on the direction of the Chairman of the Board or any two (2) directors by mail, facsimile, or by any electronic or other communications facilities. Notice of a time and place of each meeting of the Board shall be given to each director at least forty-eight (48) hours before the meeting. A notice of the meeting of the Board need not specify the business to be transacted at the meeting except as may be required by the Act. When, in the opinion of the Chairman of the Board or any two (2) directors, the calling of a meeting of the Board of

Directors is a matter of urgency, he, she or they may call such meeting by telephone, electronic mail or facsimile at least twenty-four (24) hours before the said meeting. Such notice is deemed sufficient, as to the validity of such meeting.

            The accidental failure to give notice of a meeting of the Board to a director or any error in such notice shall not invalidate any action taken at the meeting. It shall not be necessary to give notice of the first meeting of the Board to be held following the election of directors at a meeting of the shareholders if a quorum is present at the Board meeting.

2.8       Adjournment of meetings

            The chairman of the meeting of the Board of Directors may, with the consent of a majority of the directors present, adjourn any meeting to another date and place. The reconvening of any meeting so adjourned may take place without formal notice, provided a quorum is attained. If a quorum of directors exists at the adjourned meeting, the directors may hold the meeting in conformity with the modalities established before its adjournment. The directors constituting a quorum at the meeting so reconvened need not be the same persons who were present at the original meeting. If a quorum of directors does not exist at the commencement of the reconvened meeting, the meeting is deemed to have terminated at the adjournment of the original meeting.

2.9       Chairman of the meetings

            The Chairman of the Board shall preside at all meetings of the Board of Directors. If there is no Chairman of the Board or if he or she is absent, the meeting shall be chaired by any director chosen by the majority of the members of the Board of Directors in attendance.

2.10     Secretary of the meetings

            At any meeting of the Board of Directors, the Secretary or, in his or her absence, an Assistant Secretary, or in the absence of an Assistant Secretary, any person appointed by the chairman of the meeting shall act as secretary of the meeting.

2.11     Voting

            Subject to the present by-laws, each director is entitled to one (1) vote. Any matter presented to the Board of Directors shall be decided by the affirmative vote of at least a simple majority of the directors voting. In the case of an equality of votes, the chairman of the meeting shall not be entitled to a second or casting vote. Voting shall be held by a show of hands, unless the chairman of the meeting or a director demands a ballot. If a ballot is demanded, the secretary of the meeting serves as scrutineer, and counts the ballots. Voting by proxy is not permitted at any meeting of directors.

2.12     Resolutions in writing

            A resolution in writing, signed by all the directors entitled to vote on such a resolution at a meeting of the Board of Directors, is as valid as if it had been passed at a meeting of the Board of Directors. A copy of such resolution is kept with the minutes of the proceedings of the Board of Directors.

2.13     Validity of the acts of the directors

            Notwithstanding any subsequent discovery that there was some defect in the election of the Board of Directors or in the election or appointment of a director, or that one or more members of the Board of Directors was disqualified, acts done by them shall be as valid and as binding on the Company as if the election had been regular or each person eligible.

2.14     Remuneration

            The remuneration to be paid to the directors shall be such remuneration as the Board shall from time to time determine. The directors shall also be entitled to be paid their travelling and other expenses properly incurred by them in going to, attending and returning from Board, committee and shareholders meetings and any other expenses properly incurred by them in connection with the affairs of the Company or to receive a fixed allowance in respect thereof as may be determined by the Board from time to time.

2.15     Vacancies

            So long as the directors remaining in office constitute a quorum, they shall be entitled to act even if there is a vacancy on the Board of Directors.

            A quorum of the Board of Directors remaining in office may fill a vacancy in the Board of Directors, except a vacancy resulting from an increase in the number of directors or from a failure of shareholders to elect the minimum number of directors. In the absence of a quorum of the Board, or if the vacancy has arisen from a failure of the shareholders to elect the minimum number of directors, the Board of Directors shall forthwith call a special meeting of shareholders to fill any vacancy. If the Board of Directors fails to call such meeting or if there are no directors then in office, any shareholder or shareholders holding at least ten percent (10%) of the total number of issued and outstanding voting shares of the Company may call the special meeting.

2.16     Ceasing to hold office; removal

            A director of a Company ceases to hold office when:

a)	he or she dies or resigns, such resignation to be effective at the time a written resignation is sent to the Secretary of the Company or at the time specified in the resignation, whichever is the later;

b)	he or she no longer possesses the qualities described in article 2.2; or

c)	he or she is removed from office.

            Any director may be removed from office upon the vote of a majority of the shareholders at a special meeting duly called for such purpose and may be replaced by the same meeting which so removes him or her but the director so replacing him or her shall hold office only for the remainder of the term of office of the director he replaces.

2.17     Delegation of powers

            The Board of Directors may delegate to a director, a committee of the Board of Directors, to an officer, a mandatary, all powers which he or she can exercise, except those powers which cannot be delegated pursuant to applicable law. The Board of Directors determines the terms and conditions of the delegation of power.

2.18     Executive Committee

            The Board of Directors, if it consists of more than six (6) directors, may elect from among its members an Executive Committee, which shall comprise no fewer than three (3) directors. Each member of the Executive Committee shall serve during the pleasure of the Board of Directors and, in any event, only so long as he or she shall be a director. Subject to the provisions of article 2.17, the Executive Committee shall exercise all of the powers and prerogatives of the Board of Directors in the management and direction of the affairs of the Company between meetings of the Board of Directors. However, the Executive Committee shall at no time have the power to allot, or grant options with respect to, shares of the Company, remove or replace directors, declare or authorize the payment of dividends or enact, amend or repeal by-laws. The Executive Committee shall report on its activities at every meeting of the Board of Directors. The Board of Directors may fill vacancies in the Executive Committee by election from among its number. If and whenever a vacancy shall exist in the Executive Committee, the remaining members may exercise all its powers so long as a quorum remains in office.

            Subject to the above and subject to any restrictions imposed from time to time by the Board of Directors, meetings of the Executive Committee shall be subject to the rules of procedure governing meetings of the Board of Directors mutatis mutandis.

2.19     Other committees

            The Board of Directors may, by resolution, appoint one or more committees of directors, consisting of such number of members, as the Board of Directors may by resolution determine. Each member of any such committee shall serve during the pleasure of the Board and, in any event, only so long as he or she shall be a director. The Board of Directors may from time to time remove from office any member of any such committee of directors. The Board of

Directors may fill vacancies in any such committee by election from among its number. If and whenever a vacancy shall exist in any such committee, the remaining members may exercise all its powers so long as a quorum remains in office.

            The Board of Directors may delegate to any such committee of directors any of the powers of the Board except those which, by law, a committee of directors has no authority to exercise.

            Unless otherwise determined by the Board, each such committee shall have the power to fix its quorum at not less than a majority of its members, to elect its chairman and to fix its own rules of procedure from time to time.

            The powers of any such committee of directors may be exercised at a meeting at which a quorum is present or by resolution in writing signed by all the members of such committee who would have been entitled to vote on that resolution at a meeting of such committee.

2.20     Advisory committees

            The Board may from time to time, by resolution, appoint such other committees as it may deem advisable. The Board may appoint to such committees such number of directors and other individuals as the Board of Directors may, by resolution, determine. Each member of any such committee shall serve during the pleasure of the Board. Unless the Board of Directors indicates otherwise by resolution, such committees shall act merely in an advisory capacity.

            The Board of Directors may authorize the President to appoint external committees as he or she may deem advisable. Such external committees are to be composed of individuals who are not members of the Board of Directors, except for the President & Chief Executive Officer who may be a member of such committees. Each external committee shall act merely in an advisory capacity.

3.	OFFICERS

3.1	Officers of the Company

The officers of the Company shall be a Chairman of the Board, a President, one or more Executive Vice-President(s), a Secretary, a Treasurer and such other officers as the Board of Directors may from time to time by resolution determine. With the exception of the Chairman of the Board who must be a director, no other officer need be a director of the Company. Any such officer may be removed at any time by the Board of Directors, or may resign at any time upon notice to the Company. Any duly qualified person may be the holder of any one or more such offices, except the office of President and an Executive Vice-President.

            All officers are named by the Board of Directors and can be dismissed with or without cause by a resolution adopted during a meeting held for that purpose.

3.2       Chairman of the Board

            The Chairman of the Board shall, when present, preside at all meetings of the directors. He or she shall have such other powers and duties as the Board may delegate to him or her, from time to time, by resolution of the Board.

            The directors may determine, as they shall deem appropriate from time to time, that the Chairman of the Board shall act solely in a non-executive capacity. Should the directors at any time determine that the Chairman of the Board shall act in an executive capacity, they shall as soon as practicable appoint a lead director from among themselves who is not an employee of the Company or any of its subsidiaries to ensure that the Board of Directors can function independently of management of the Company.

3.3       President

            The President shall be the Chief Executive Officer of the Company. He or she shall sign such contracts, documents or instruments in writing as require his or her signature and shall have such other powers and duties as may from time to time be assigned to him or her by the Board of Directors.

            He or she shall have full authority, subject to the authority of the Board of Directors, to manage and direct the business and affairs of the Company (except such matters and duties as by law must be transacted or performed by the Board of Directors or by the shareholders in a special or annual general meeting) and to employ and discharge agents and employees of the Company. The Board of Directors may delegate to him or her any less power. He or she shall conform to all lawful orders given to him or her by the Board of Directors of the Company.

3.4       Executive Vice-President

            An Executive Vice-President (as determined by the Board) shall be vested with all the powers and shall perform all the duties of the President in the absence, disability or refusal to act of the President. If an Executive Vice-President exercises any such duty or power, the absence, disability or refusal to act of the President shall be presumed with reference thereto. The Executive Vice-President, or if more than one, the executive vice-presidents, shall also have such other powers and duties as may from time to time be assigned to him, her or them respectively by the Board or the President.

3.5       Secretary

            The Secretary shall issue or cause to be issued notices for all meetings of the Board of Directors, of committees thereof and of shareholders when directed so to do and shall have charge of the minute books and corporate records of the Company, of the corporate seal (if any), and of the books and records referred to in the Act. The Secretary shall sign such instruments as may require his or her signature and shall perform such other duties as the terms of his or her engagement call for or as the Board of Directors or the President may from time to time properly require of him or her.

3.6       Treasurer

            The Treasurer shall have the care and custody of all funds and securities of the Company and shall deposit the same in the name of the Company in such bank or banks or with such depositaries as the Board of Directors may by resolution direct. He or she shall prepare, maintain and keep or cause to be kept adequate books of account and accounting records. Unless otherwise provided by resolution of the directors, he or she shall sign all cheques, drafts, notes and orders for the payment or money and he or she shall pay out and dispose of the same under the direction of the Board of Directors. He or she shall at all reasonable times exhibit his or her books and accounts to any director of the Company upon application at the office of the Company during business hours. Unless otherwise provided by resolution of the Board of Directors, he or she shall sign or countersign such instruments as require his or her signature and shall perform all duties incident to his or her office or that are properly required of him or her by the Board. He or she may be required to give such bond for the faithful performance of his or her duties as the Board of Directors in their uncontrolled discretion may require and no director shall be liable for failure to require any bond or for the insufficiency of any bond or for any loss by reason of the failure of the Company to receive any indemnity thereby provided. The Treasurer shall also perform such other duties as the terms of his or her engagement call for or as the Board of Directors or the President may from time to time properly require of him or her.

3.7       Duties may be delegated

            In case of the absence or inability to act of the President, an Executive Vice-President or of any other officer of the Company or for any other reason that the Board may deem sufficient, the Board may delegate all or any of the powers of such officer to any other officer or director for the time being.

4.	DISCLOSURE OF INTEREST

4.1	Disclosure of interest

            The Company may enter into contracts or transact business with one or more of its directors or officers, or with the companies, corporations, partnerships or associations, of which one or more of its directors or officers, are shareholders, directors, officers or employees, and no such contract or transaction shall be void, voidable or in any way affected by the fact that such director(s) or officer(s) have or may have interests contrary to those of the Company, or by the fact that a director with an interest in the contract or transaction is present at or is counted to determine the presence of a quorum at a meeting of directors that authorised the contract or transaction, provided however that the director or officer declared his or her interest in accordance with the following provisions.

            A director or officer of the Company who is a party to, or who is a director or officer of or has an interest in any person who is a party to, or an individual acting in a similar capacity to such directors or officers who is a party to, a contract or transaction, whether made or proposed, with the Company shall disclose to the Company the nature and extent of his or her interest at the time and in the manner provided by the Act and such interest shall be entered in the minutes of the meetings of directors or otherwise noted in the records of the Company. Any such contract or transaction shall be disclosed to the Board of Directors in the manner provided by the Act even if such contract or transaction is one that in the ordinary course of the Company’s business would not require approval by the Board of Directors or shareholders. Such a director shall not vote on any resolution to approve the same except as provided by the Act.

                 The Board of Directors may require any director that has an interest in a contract, transaction or proposed contract or other matter, other than an interest flowing from his or her current capacity as a director or officer, to withdraw from a board meeting during discussions relating to the matter in question.

5.	INDEMNIFICATION

5.1	Indemnification

                 Any director or officer of the Company shall be indemnified and saved harmless for all costs, charges and expenses sustained or incurred as the result of an action, suit or proceeding brought or exercised against him or her for an act done in the execution of his or her duties, with the exception of those resulting from gross misconduct, bad faith or a personal fault separable from the execution of his or her duties.

                 In the case of criminal or penal proceedings, the Company shall indemnify all costs, charges and expenses to directors or officers who were not found guilty by a court of competent jurisdiction.

                 Subject to the limitations set out in the Act, the Company shall indemnify a director or officer, a former director or officer, or a person who acts or acted at the Company’s request as a director or officer of a corporation of which the Company is or was a shareholder or creditor, and his or her heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being or having been a director or officer of the Company or such corporation, if,

a)	he or she acted honestly and in good faith with a view to the best interests of the Company; and

b)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he or she was not found guilty by a court of competent jurisdiction.

                 The Company shall also indemnify such person in such other circumstances as the Act permits or requires.

6.	INSURANCE

6.1	Insurance

            The Company may purchase and maintain insurance for the benefit of any person referred to in article 5.1 against such liabilities and in such amounts as the Board of Directors may from time to time determine and are permitted by the Act.

7.	SHAREHOLDERS

7.1	Annual meetings

            The shareholders shall meet annually to receive and consider the balance sheet, the financial statements and the report of the auditors, to elect directors, to appoint auditors and to fix or to authorize the Board of Directors to fix their remuneration, and to consider, deal with and dispose of such other business as may lawfully come before the meeting. Any annual meeting may also constitute a special meeting to consider, deal with and dispose of any business to be considered, dealt with and disposed of at any special meeting.

7.2        Special meetings

            A special meeting of shareholders, whether or not it constitutes a general meeting, may be called at any time as determined by the Chairman of the Board or the Board of Directors or may be called whenever the holders of the minimum number of the outstanding shares of the Company carrying voting rights required by law at such meeting shall, in writing, request the same. Any such request, shall specify the object for which the meeting is to be called. The Board of Directors must call and hold a special meeting of shareholders within twenty-one (21) days from the date of reception of the request. A special meeting whether or not it constitutes a general meeting, may be held separately or as part of an annual meeting.

            It shall be the duty of the President or, in his or her absence, any one of the Executive Vice-Presidents, the Senior Vice-Presidents or the Vice-Presidents, upon adoption of such a resolution or on receipt of such a request, to cause the meeting to be called by the Secretary or other officer of the Company in conformity with the terms of the resolution or request. In default of his or her so doing, any director may call such meeting or the same may be called by such shareholders themselves in accordance with and subject to the provisions of the laws governing the Company.

7.3        Record date

            The Board of Directors may fix a date prior to the notice or holding of a meeting as the record date to determine which shareholders are entitled to receive notice of or to vote at the meeting. Therefore, only shareholders of record on the date so fixed shall be entitled to receive notice thereof or to vote thereat, as the case may be, regardless of any transfer of shares recorded in the registers of the Company between the record date and the notice or holding of such meeting. Notwithstanding the foregoing, the Board of Directors may permit shareholders registered in the Company’s registers after the record date to receive notice of, to attend and to vote at the meeting on the terms that it shall determine.

7.4        Place and time of meetings

             Meetings of shareholders of the Company shall be held at such place and time as the Chairman of the Board or the Board of Directors may determine; provided, however, that the annual meeting of shareholders shall be held no later than six months from the end of the Company’s fiscal year.

             The annual meeting of shareholders shall be held at the head office of the Company or at any other place in the Province of Québec, which may be determined by the Board of Directors.

             Special meetings of shareholders shall be held at the head office of the Company or at such other place, within or outside Québec, as may be determined by the Board of Directors. However, if directors are to be elected at a special meeting of shareholders, such meeting shall be held within the Province of Québec.

7.5        Adjournment of meetings

             The chairman of the meeting may, with the consent of the meeting, adjourn any meeting of shareholders from time to time to a fixed time and place. If a meeting of shareholders is adjourned for less than thirty (30) days, it is not necessary to give notice of the adjourned meeting other than by announcement at the earliest meeting that is adjourned. If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of thirty (30) days or more, notice of the adjourned meeting shall be given as for an original meeting.

             Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and a quorum is present thereat. The persons who formed a quorum at the original meeting are not required to be those who form a quorum at the adjourned meeting. If there is no quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated forthwith after its adjournment. Any business may be brought before or dealt with at any adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling same.

7.6        Notices of meetings

             Within the delays prescribed in the Act, a notice in writing of the date, time and place of any meeting of shareholders shall be given to each shareholder entitled to vote at such meeting by the Secretary of the Company by mailing such notice by registered or certified mail. The notice of any meeting shall state generally the nature of the business to be transacted thereat and no business shall be transacted at such meeting unless the same shall have been referred to in the said notice. No public advertisement or notice of shareholders meetings, annual or special, shall be required.

             The failure or omission to give such notice of any meeting to any shareholder shall not invalidate any resolution passed or business transacted at such meeting.

             Meetings of shareholders may be held without previous notice if all shareholders be present in person or by proxy or if those shareholders who are absent, sign a written waiver of notice of the time, place and purpose of such meeting.

7.7        Persons entitled to be present

             The only persons entitled to attend a meeting of shareholders shall be those entitled to vote thereat, the directors, the auditors and those who, although not entitled to vote, are entitled under any provision of the Act or in virtue of the articles or by-laws of the Company, to be present at the meeting. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

7.8        Chairman of the meetings

             In the absence of the Chairman of the Board for thirty (30) minutes after the time appointed for holding the meeting, any other director or any other person designated by the Board or by the directors present at the meeting of shareholders shall act as chairman of such meeting. The chairman of the meeting shall conduct the meeting and determine its procedure in all respects.

7.9        Secretary of the meetings

             At any meeting of the shareholders, the Secretary or, in his or her absence, an Assistant-Secretary, or in the absence of an Assistant-Secretary, any person appointed by the chairman of the meeting shall act as secretary of the meeting.

7.10      Scrutineer

             The chairman at any meeting of shareholders may appoint one or more persons, who may but need not be shareholders, directors, officers or employees of the Company, to act as scrutineers at such meeting. If desired, one or more scrutineers, who need not be shareholders, may be appointed by a resolution or by the chairman of the meeting with the consent of the meeting.

7.11      Show of hands and ballots

             Voting at any meeting of shareholders shall be by a show of hands except where, either before or after a show of hands, a ballot is required by the chairman of the meeting or is requested by any person present and entitled to vote at the meeting. On a show of hands, each person present and entitled to vote at the meeting shall have one vote and a declaration by the chairman of the meeting of the result of the vote shall be conclusive evidence of the fact. On a ballot, each shareholder present in person or represented by a proxy at the meeting and entitled to vote thereat shall, subject to the articles, have one vote for each share in respect of which he or she is entitled to vote at the meeting. Any ballot shall be taken in such manner as the chairman of the meeting directs.

7.12      Quorum

            A quorum for the transaction of business at any meeting of shareholders shall be two (2) persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxy for an absent shareholder so entitled, and collectively holding or representing not less than twenty percent (20%) of the total number of issued and outstanding shares of the Company having voting rights at such meeting.

            Should there be a quorum at the commencement of a meeting, the shareholders present or represented may proceed with the business for which it was originally called, whether or not the quorum is maintained for the duration of the meeting.

            In the event there is no quorum at the commencement of a meeting, the shareholders present or represented may, by a majority vote to that effect, adjourn the meeting to another time and place, though they may not proceed with any other business.

            At a meeting so adjourned, the shareholders present and represented constitute a quorum and said meeting may proceed. If the Company has only one shareholder, or only one holder of the shares of a given class or series, such shareholder or holder, present in person or represented by proxy, shall form a quorum and constitute the meeting.

7.13     Proxies

            The Board of Directors may specify in a notice calling a meeting, a date and time limit when instruments of proxy to be used at a meeting must be deposited with the Company or its mandatary; such date and time limit shall not precede the meeting by more than forty-eight (48) hours, excluding Saturdays, Sundays and statutory holidays in the province of Québec, or such other time limit as may be decided by the Board of Directors by resolution, subject to applicable law.

            The Board of Directors may also permit details of proxies to be used at or in connection with a meeting and deposited with the Company or its mandatary at a location other than that at which such meeting shall be held to be sent electronically to the Secretary of the Company prior to the meeting. In such a case, such proxies, if they are otherwise regular, shall be valid and the votes given under their authority shall be counted.

            A proxy shall be acted upon only if, prior to the time specified in the notice calling the meeting, it shall have been deposited with the Company or its mandatary thereof specified in such notice or, if no such time is specified in such notice, unless it has been received by the Secretary or the Company or by the chairman of the meeting or any adjournment thereof prior to the time of voting.

7.14     Voting

            At each meeting of shareholders, every shareholder shall be entitled to vote who is at the proper time entered in the books of the Company as the holder of one (1) or more shares carrying the right to vote at such meeting and who is not in arrears in respect of any call. Except as provided in the Act, all questions at meetings of shareholders shall be decided by a majority in number of the votes cast by the shareholders present either in person or by proxy and entitled to vote at such meeting. In case of an equality of votes at any annual or special meeting either upon a show of hands or upon a poll, the chairman of the meeting shall be entitled to a second or casting vote. A declaration by the chairman of the meeting of shareholders to the effect that a resolution has been carried or lost and an entry to that effect in the minutes of the Company shall be conclusive evidence thereof.

7.15     Participation by communication facilities

            The Company may, at its entire discretion, determine that it would be appropriate for a shareholder or any person entitled to attend a meeting of shareholders to participate, subject to the provisions of the Act, if any, by means of a telephonic, electronic or any other communications facility that permits all participants to communicate adequately with each other during the meeting if the Company makes available such a communication facility. A person participating in a meeting by such means is deemed to be present at that meeting. A meeting of shareholders may be held entirely by telephonic, electronic or other communications facility if the requirements listed above are met.

7.16     Joint shareholders

            If shares are held jointly by two (2) or more persons, any one of them present at a meeting may, in the absence of the other or others, vote thereon, but if more than one (1) of them are present, or represented by proxy, they shall vote together on the shares jointly held.

7.17     Resolutions in writing

            A resolution in writing, signed by all the shareholders entitled to vote on that resolution at a meeting of the shareholders, is as valid as if it had been adopted at a meeting of the shareholders. A copy of such resolution is kept with the minutes of the proceedings of the shareholders.

8.         AUDITORS

8.1       Auditors

            The shareholders appoint the auditors at each annual meeting of the shareholders. The remuneration of the auditors is fixed by the directors. Directors, officers or representatives of the Company are not permitted to be auditors of the Company. Should the auditors cease for any reason to perform their duties prior to the expiration of their term, the directors may appoint successor auditors who shall hold office for the unexpired portion of their predecessors’ term. The shareholders of the Company may appoint multiple auditors and may demand periodic audits.

9.	CAPITAL STOCK

9.1	Share certificates

            Shareholders shall be entitled to receive, without charge, certificates representing all or some of the shares then registered in their name, provided that in the case of shares held jointly by several persons, the Company shall not be bound to issue more certificates than if such shares were held individually. The form of the certificates and the terms and conditions of authentication and signature shall be approved by the Board of Directors.

            The Company seal or a facsimile thereof may appear on each certificate issued by the Company, as well as the handwritten signatures or a facsimile of the signatures of two (2) of the following officers, namely: the President or any Executive Vice-President, and the Secretary or an Assistant-Secretary of the Company or such other officers as the Board of Directors may from time to time by resolution determine. In the case of certificates representing shares for which a transfer agent or registrar was appointed, such certificates shall only be valid if they are countersigned by or on behalf of such transfer agent and/or registrar. The signature of one of the officers authorized to sign or, in the case of share certificates that are only valid if countersigned by or on behalf of a transfer agent or registrar, the signatures of two (2) signing officers, may be printed, engraved or otherwise reproduced on the share certificates, and any such signature shall for all purposes be deemed to be the signature of the officer whose signature is reproduced and shall bind the Company. Share certificates signed as aforesaid shall be valid notwithstanding that one or more of the officers whose signature appears thereon is no longer in office on the date the certificate is issued.

9.2       Transfer agents or registrars

            The Board may from time to time appoint one or more agents to maintain, in respect of each class of securities of the Company issued by it in registered form, a central securities register and one or more branch securities registers. Such a person may be designated as transfer agent or registrar according to his or her functions and one person may be designated both registrar and transfer agent. The Board may at any time terminate such appointment.

9.3       Transfers of shares

            Shares of the share capital of the Company shall be transferable on the books of the Company by the registered holder thereof in person or by his or her duly authorized attorney upon surrender for cancellation of a certificate or certificates for the same number of shares with an assignment or power of transfer endorsed thereon or attached thereto, duly executed, and with such proof of the authenticity of the signature thereon as the Company or its agent may reasonably require.

            The Board of Directors may make such other rules and regulations dealing with the transfer of shares of the share capital of the Company, the surrendering and cancelling of share certificates, the closing of the transfer books, etc., as to them may appear expedient and necessary in the interests of the Company.

9.4       Lost, defaced or destroyed certificates

            In the event of the loss, defacement or destruction of a share certificate held by a shareholder, the fact of such loss, defacement or destruction shall be reported by such shareholder to the Company or the transfer agent (if any) by such shareholder with such evidence in the form of his or her statement verified by oath or statutory declaration by such shareholder or other evidence as the directors may require as to the loss, defacement or destruction and the circumstances attending the same accompanied by the shareholder’s request for the issuance of a new certificate to replace the one so lost, defaced or destroyed. Upon the reception by the Company (or if there be one or more transfer agents and registrars then to the Company and such transfer agents and registrars) of such security (if any) as may be required by the Board of Directors (or by the transfer agents and registrars, if any) in such form as is approved by the solicitors of the Company, indemnifying the Company (and its transfer agents and registrars, if any) against all loss, damage or expense to which the Company and/or the transfer agents and registrars, if any, may be put by reason of the issuing of a new certificate to the said shareholder, a new certificate may be issued to take the place of the one lost, defaced or destroyed, if such issuance is ordered by the President, or an Executive Vice-President, a Senior Vice-President or a Vice-President, or Secretary, or Treasurer of the Company for the time being or by the Board of Directors.

10.	RIGHT OF INSPECTION OF THE BOOKS AND RECORDS

10.1	Right of inspection of the books and records

            The directors may from time to time determine whether and to what extent and at what time and place and under what conditions the accounts and books of the Company or any of them shall be open to the inspection of shareholders, and no shareholder shall have any right to inspect any account or book or document of the Company except as conferred by statute or authorised by the Board of Directors.

11.	EXECUTION OF CONTRACTS AND OTHER DOCUMENTS

11.1	Execution of contracts and other documents

            The President or an Executive Vice-President, a Senior Vice-President, a Vice-President or any director, together with the Secretary or Assistant-Secretary or any other director or officer, shall have authority to sign in the name and on behalf of the Company all instruments in writing and any instruments in writing so signed shall be binding upon the Company without any further authorisation or formality. The Board of Directors shall have power from time to time by resolution to appoint any other officer or officers or any person or persons on behalf of the Company either to sign instruments in writing generally or to sign specific instruments in writing.

            The term “instruments in writing” as used herein shall, without limiting the generality thereof, include contracts, documents, deeds, mortgages, hypothecs, charges, conveyances, transfers and assignments or property (real or personal, immovable), payment of money or other obligations, conveyances, transfers, and assignments of shares, stocks, bonds, debentures or other securities and all paper writing.

            All documents executed in the ordinary course of the business of the Company may be signed by any officer or employee on behalf of the Company or by any other person as may be determined by resolution of the Board of Directors or in compliance with the Company’s policies in force from time to time.

12.	BANKING ARRANGEMENTS

12.1	Banking arrangements

            The banking business of the Company shall be transacted with such banks, trust companies or other financial institutions as the Board of Directors may authorize and all such banking business shall be transacted on the Company's behalf by such officers or other persons as the Board of Directors or their delegates may designate and to the extent authorized.

13.       NOTICES

13.1     Service

            When notice is required to be given further to any statute, the articles or the by-laws of the Company, it can be given by prepaid mail, facsimile or by any electronic or other communication facilities addressed to the person entitled thereto at his or her last known address as recorded in the registers of the Company. Such notice when so given shall be sufficient and shall be deemed to have been given on the day it has been sent.

            Any director, officer or shareholder may at any time waive any notice required to be given under these by-laws.

13.2 Joint shareholders

            All notices or other documents with respect to any shares registered in more than one (1) name shall be given to whichever of such persons is named first in the books of the Company in respect of such joint holding and notice so given shall be sufficient notice to all the holders of such shares.

13.3 Persons becoming entitled by operation of law

            Every person who by operation of law, transfer, or by any other means whatsoever shall become entitled to any share or shares, shall be bound by every notice or other document in respect of such share or shares which, prior to his or her name and address being entered on the books of the Company, shall be duly given to the person whom he derives his or her title to such share or shares.

13.4 Deceased shareholders

            Any notice or other document delivered or sent or left at the address of any shareholder as the same appears in the registers of the Company shall, notwithstanding that shareholder be then deceased and whether or not the Company has notice of his or her death, be deemed to have been duly served in respect of the shares, whether held solely or with other persons by such shareholder, until some other person be entered in his or her stead in the books of the Company as the holder or one (1) of the holders thereof, and such service shall for all purposes be deemed sufficient service of such notice or document on his or her heirs, executors or administrators, and on all persons, if any, interested with him or her in such shares.

13.5      Signature to notice

            The signature to any notice to be given by the Company may be written, stamped, typewritten otherwise mechanically reproduced or partly written, stamped, typewritten or otherwise mechanically reproduced.

13.6      Computation of time

            Where a given number of days’ notice or notice extending over any period is required to be given, the day of service or posting or otherwise sending the notice shall be excluded unless it is otherwise provided, and the day for which notice is given shall be included in such number of days or other period.

13.7      Proof of service

            A certificate of the Secretary or other duly authorised officer of the Company in office at the time of the making of the certificate, or of any agent of the Company as to facts in relation to the mailing or delivery or sending of any notice to any shareholder, director or officer or publication of any notice shall be conclusive evidence thereof and shall be binding on every shareholder, director or officer of the Company, as the case may be.

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